SPRINKLEBROKERAGE, INC.

**FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT**

Year Ended December 31, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS

	Page No.



BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of SprinkleBrokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SprinkleBrokerage, Inc. (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
February 25, 2019

SPRINKLEBROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	911
Clearing deposit		52,987
Prepaid expenses		4,936
Property and equipment, net of accumulated depreciation of $1,043		2,086
Total assets	$	60,920

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	11,335
Common stock		100,000
Additional paid-in-capital		107,000
Retained deficit		(157,415)
Total stockholder's equity		49,585
Total liabilities and stockholder's equity	$	60,920

The accompanying notes are an integral part of these statements.

SPRINKLEBROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1   **Organization and nature of business**

SprinkleBrokerage, Inc. (the "Company") was formed in 2016 and is a Delaware corporation. The Company is a wholly-owned subsidiary of SprinkleCapital Holdings, Inc. (the "Parent"). The Company acts as an introducing broker dealer in securities transactions for its customers. The Company uses Vision Financial Markets LLC to clear and settle all customer transactions, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on May 16, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2   **Summary of significant accounting policies**

Cash and cash equivalents
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Receivable
The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
Fees are earned from commissions generated off offerings from SprinkleCapital Holdings, Inc. Revenue is recognized when earned based on the trade date either by fee contract or the success of a predetermined specified event and the income is reasonable determinable.

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation of certain contract costs. This change was applied prospectively from January 1, 2018 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning member's equity.

Income taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
The Company has evaluated subsequent events through February 25, 2019, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2018 the Company's net capital was $42,563 which was $37,563 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .027 to 1.

SPRINKLEBROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 4   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6 **Related party transactions**

The Company utilizes office space owned by the sole member. No rent was charged to the Company during the year ended December 31, 2018.